[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]
July 20, 2009
H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Fidelity National Information Services, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed July 9, 2009 File No. 333-158960
Dear Mr. Owings:
     Set forth below are responses of Fidelity National Information Services, Inc. (“FIS”) and Metavante Technologies, Inc. (“Metavante”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated July 16, 2009 regarding FIS’ Amendment No. 2 to Registration Statement on Form S-4. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-4.
     The Staff’s comments, indicated in bold, are followed by responses on behalf of FIS and Metavante.

Mr. H. Christopher Owings
July 20, 2009

Amendment No. 2 to Registration Statement on Form S-4
FIS Proposal 1 and Metavante Proposal 1: The Merger, page 39
Background of the Merger, page 39
1.	We reissue comment five of our July 1, 2009 letter. We understand that you hired Banc of America and Goldman, Sachs & Co. because of their prior experience with you and knowledge of your business, but your revised disclosure does not clarify what factor(s) led you to determine that it was necessary to retain two financial advisors as opposed to one, considering they were retained to perform identical roles. In your revisions, please also address whether the fee paid or to be paid to each advisor is in any way affected by the fact that there are two advisors.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 39, 57 and 65.

2.	We note your response to comment six of our July 1, 2009 letter and your revised disclosure on page 42. Please further revise your disclosure to address whether Metavante’s board made a determination as to whether there were any reasonably available “strategic alternatives [that were] capable of producing comparable long-term value for Metavante’s shareholders.” Please also further revise your disclosure, in an appropriate location, to clarify whether at any time Metavante’s board considered any alternative transactions in the context of its analysis of Fidelity’s proposal. In this regard, we understand that no specific alternative transactions were considered by Metavante’s board at the March 29, 2009 meeting.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 42 and 43.
Material United States Federal Income Tax Consequences of the Merger, page 95
3.	We note that your tax counsel, Deloitte Tax LLP, and Metavante’s tax counsel, Kirkland and Ellis LLP, have issued short form opinions which you have filed as Exhibits 8.1 and 8.2, respectively. Your prospectus must state clearly that the discussion provided under the above subheading is the opinion of Deloitte Tax LLP or Kirkland and Ellis LLP, as applicable. Please revise.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 97.

Mr. H. Christopher Owings
July 20, 2009

Exhibit 5.1 Opinion of Ronald D. Cook
4.	Please revise the third paragraph of the legal opinion to remove any implication that it cannot be relied upon as part of your filing. We understand that counsel has consented to including the opinion as an exhibit, but we note the statement that the opinion “may not be relied upon by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose....”

5.	We note that your legal opinion is limited to the federal law of the United States of America and the Georgia Business Corporation Code. Please arrange for counsel to separately confirm to us in writing that they concur with our understanding that the reference and limitation to “Georgia Business Corporations Code” includes the statutory provisions and all applicable provisions of the Georgia Constitution and reported judicial decisions interpreting these laws.

6.	Please have counsel revise the signature block of the legal opinion to provide the capacity in which Mr. Cook is executing the opinion.

Response:

In response to the Staff’s comments, we have revised the legal opinion, which has been filed as Exhibit 5.1 to the Amendment.
Exhibit 8.1 Opinion of Deloitte Tax LLP and Exhibit 8.2 Opinion of Kirkland and Ellis LLP
7.	Please file revised tax opinions that state, if accurate, that the discussion in the tax consequences section of your prospectus constitute counsels’ opinion. It is not sufficient for counsel to state that such discussion is correct or accurate.

8.	With respect to the tax opinion rendered by Kirkland and Ellis, LLP, we note the assumption that “each party has, or will have, the power, corporate or other, to enter into and perform all obligations thereunder, and [they] have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by each party indicated in the documents....” This assumption is overbroad. Please limit this assumption to cover only the power and authority of all parties to the documents other than Metavante.

9.	With respect to the tax opinion rendered by Kirkland and Ellis, LLP, we note that counsel is under “no obligation to supplement or revise [their] opinion letter to reflect any legal developments or factual matters arising subsequent to the date hereof....” Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Response:

In response to the Staff’s comments, we have revised the tax opinions, which have been filed as Exhibits 8.1 and 8.2 to the Amendment.

Mr. H. Christopher Owings
July 20, 2009

* * * * * *
     Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1341.
Sincerely,
/s/  Matthew M. Guest

cc:	Ronald D. Cook, Esq., Fidelity National Information Services, Inc. Donald W. Layden, Jr., Esq., Metavante Technologies, Inc. Jeffrey Symons, Esq., Kirkland & Ellis LLP